Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

April 28, 2011

2011 Annual Stockholders’ Meeting Management Presentation April 28, 2011 © NYSE Euronext. All Rights Reserved.

Cautionary Note Regarding Forward-Looking Statements

This presentation may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's results to differ materially from current expectations include, but are not limited to: NYSE Euronext's ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and other factors detailed in NYSE Euronext's reference document for 2010 ("document de référence") filed with the French Autorité des Marchés Financiers (Filed on April 19, 2011 under No. D.11-0333), 2010 Annual Report on Form 10-K and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext that the projections will prove to be correct. This presentation speaks only as of this date. NYSE Euronext disclaims any duty to update the information herein.

To supplement NYSE Euronext's consolidated financial statements prepared in accordance with GAAP and to better reflect period-over-period comparisons, NYSE Euronext uses non-GAAP financial measures of performance, financial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results, but are provided to (i) present the effects of certain merger expenses, exit costs and other special items, and (ii) improve overall understanding of NYSE Euronext's current financial performance and its prospects for the future. Specifically, NYSE Euronext believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance. The non-GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release. See NYSE Euronext's earnings release dated April 28, 2011 for a reconciliation of non-GAAP financial measures to GAAP measures.

NYSE Euronext.

2 Legal Disclaimer

IMPORTANT INFORMATION
NYSE Euronext is party to a proposed business combination transaction with Deutsche Boerse AG. In connection with the proposed business combination transaction, Alpha Beta Netherlands Holding N.V.
(“Holding”), a newly formed holding company, has filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a draft proxy statement of NYSE
Euronext that will also constitute a prospectus for Holding and (2) a draft offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders.
When finalized, NYSE Euronext will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and
Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG.  NYSE
Euronext and Deutsche Boerse AG also expect that Holding will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).
Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s
Web site at www.nyse.com and Deutsche Boerse AG’s Web site at www.deutsche-boerse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com following clearance by the BaFin.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein.  Investors and holders of NYSE Euronext shares and Deutsche Boerse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they will contain important information.
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
This announcement and related materials do not constitute in France an offer for ordinary shares in Alpha Beta Netherlands Holding N.V. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.
PARTICIPANTS IN THE SOLICITATION
NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.
FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by
applicable law, none of   NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Legal Disclaimer

Moving Forward from a Position of Strength
Strong first quarter results highlight strength and operating leverage of the business model
Further evidence of our ongoing transformation
Executing our strategy to grow the business, realize efficiencies and build a global capital markets community to generate shareholder value
2009: Focus on Getting Fighting Fit
2010: Shifting to Growth
2011: Continue Driving Value
Strong shareholder returns validate our direction
Proposed combination with Deutsche Börse further accelerates this successful strategy
Positions the new company to lead the evolution of the industry
Balance sheet flexibility to invest in growth and add shareholder value
Merger on-track to deliver greater synergies in shorter time frame

Review of 1Q11 Results

1Q11	4Q10[4]	%Δ 1Q11 vs. 4Q10	1Q10	%Δ 1Q11 vs. 1Q10
Total Revenue[1]	$1,148	$1,045	*10%*	$1,083	*6%*
Transaction-based Expenses[2]	$469	$432	*9%*	$438	*7%*
Total Revenues, Less Transaction-based Expenses	$679	$613	*11%*	$645	*5%*
Fixed Operating Expenses[3]	$415	$425	*(2%)*	$427	*(3%)*
Operating Income[3]	$264	$188	*40%*	$218	*21%*
Net Income[3]	$177	$120	*48%*	$140	*26%*
Diluted EPS[3]	$0.68	$0.46	*48%*	$0.54	*26%*
Diluted Share Count (in millions)	262	262		261	
Operating Margin[3]	*39%*	*31%*	*8 ppts*	*34%*	*5 ppts*
EBITDA Margin[3]	*49%*	*44%*	*5 ppts*	*44%*	*5 ppts*

Operating Leverage

NYSE Euronext

1Q11 Financial Results
Notes: 1. Includes activity assessment fees.
2. Transaction-based expenses include Section 31 fees, liquidity payments, routing and clearing fees.
3. Results exclude the impact of merger expenses and exit costs.
4. Results exclude deferred tax benefit.
($ in millions, except per share data)

Strong Performance Across the Platform
Notes: 1. Defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments and routing and clearing fees. Information Services and Tech
Solutions are total revenue.
2. Excludes impact of merger expenses and exit costs.
Cash Trading and
Listings
312 310 328
1Q10 4Q10 1Q11
Derivatives
Info. Services and
Tech Solutions
Net
Revenue
1
($ in millions)
Operating
Income
2
($ in millions)
Operating
Margin (%)
NYSE Euronext
Consolidated Primary Segments
224
188
236
1Q10 4Q10 1Q11
645
613
679
1Q10 4Q10 1Q11
106
99
125
1Q10 4Q10 1Q11
130
91
146
1Q10 4Q10 1Q11
218
188
264
1Q10 4Q10 1Q11
34
32
38
1Q10 4Q10 1Q11
58
48
62
1Q10 4Q10 1Q11
34
31
39
1Q10 4Q10 1Q11
15
25 24
1Q10 4Q10 1Q11
110
114
116
1Q10 4Q10 1Q11
17
28 28
1Q10 4Q10 1Q11

Strong Q1 Powered by Execution Against Our Strategy
NYSE
NYSE
Amex
NYSE
Arca
Euronext
NYSE
Arca
NYSE
Liffe
NYSE
Amex
NYSE
Liffe U.S.
Market
Data
Transaction
Services
Infra-
structure
Derivatives Cash Trading and Listings
Information
Services and
Technology Solutions
# 1 in global IPOs in 1Q11
Over 90% market share of U.S.
proceeds raised
2 companies transferred from Nasdaq
with 2 additional transfers announced,
building on 14 transfers in 2010
European cash trading ADV up 32%
YoY and 29% QoQ
Improved U.S. cash equities trading
revenue, market share stable
Successful launch of NYSE Liffe U.S.
and NYPC
Market share of approximately 2-3%
of Eurodollars
Open interest growing
Breadth of client activity continues to
expand with strong pipeline of
meaningful market participants
Rebound in NYSE Liffe volumes in 1Q11
up 34% QoQ (ex. Bclear)
U.S. Options ADV up 19% YoY and QoQ
Record quarterly revenue;
operating margins of 24%
Successful launch of MTF
for Goldman Sachs; hosted
and managed by NYSE
Technologies
Migration to Mahwah for
NYSE Arca
1st major “Infrastructure-as-
a-Service” deal signed with
tier 1 financial services firm

3,879
2,876
3,862
972
861
771
4,851
3,737
4,633
1Q10 4Q10 1Q11
Benefits of Diversification in Uncertain Environment
NYSE Liffe
Bclear
Source: Company Information
ADV Contracts in thousands
2,541
2,233
2,309
1Q10 4Q10 1Q11
U.S. Cash
ADV Shares in millions
3,713 3,715
4,408
1Q10 4Q10 1Q11
U.S. Options
ADV Contracts in thousands
European Cash
ADV Trades in thousands
1,369
1,400
1,803
1Q10 4Q10 1Q11

2.4
2.2
1.8
1Q10 4Q10 1Q11
93
61
36
427
425
415
1Q10 4Q10 1Q11
Disciplined Cost Control and Enhanced Balance Sheet Flexibility
Note: 1. Debt calculated as short-term plus long-term debt as reported; adjusted EBITDA as reported.
Capital Expenditures
Fixed Operating Expenses
Disciplined Expense Management
Fixed Operating Costs and CapEx
($ in millions)
Continued Deleveraging
Debt / LTM EBITDA
1

Not Just a Good Quarter, A Robust Two-Year Trend

Our Strategy: Build a Capital Markets Community
Drives the evolution of the exchange
industry
Leverages leading position in the
global capital markets to bolster
service offerings
Creates the hub that brings together a
capital markets community to facilitate
and drive innovation
Generates value for NYX
shareholders through operating
leverage and new revenue
opportunities
Reduces risk and dependency upon
cyclical markets; enhances
competitive position
Markets
Corporate
Listings
& Product
Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links
Minimal Presence Some Presence Strong Presence

100,000
80,000
60,000
40,000
20,000
0
21-Mar
23-Mar
25-Mar
27-Mar
29-Mar
31-Mar
2-Apr
4-Apr
6-Apr
8-Apr
10-Apr
12-Apr
14-Apr
16-Apr
18-Apr
20-Apr

+ 136%

The Strategy Illustrated: Innovation and Collaboration
+
NYSE Liffe in Europe sponsors
initiative with proprietary, proven
technology
Existing clients natural equity partners
Global client base already connected
via the SFTI network
Long-standing partnership with DTCC
Value of the Community
Results
Existing client relationships enabled
partnership with critical industry players
from sell-side, buy-side and retail
NYSE floor, NYSE Arca options
technology and options operations
scaled with minimal new cost
14% market share developed from
~$100 million acquisition cost
NYSE Liffe U.S. Eurodollar Futures Open Interest
5.9
13.9
4Q08 1Q11
AMEX Market Share of U.S. Equity Options
(%)
1
Note: 1. Represents close of acquisition date.

NYSE Technologies

22%
15% +

Goldman Sachs

Jefferies

citi

TOKYO STOCK EXCHANGE

بورصة قطر
Qatar Exchange

WARSAW STOCK EXCHANGE

NYSE Euronext

The Strategy Illustrated: NYSE Technologies
Leading execution venues
provide strong draw for co-
location clients and revenue
opportunities
State-of-the-art data centers
enable security and quality
control
Recognition / status as premier
leading markets operator
validates NYXT as trusted
provider of mission-critical trading
infrastructure
Margin was at 24% in 1Q11, up
from 15% in 2009 and on track to
25 – 30% goal
Value of the Community
Results
Note: 1. Represents revenues from Information Services and Technology Solutions segment.
Info. Services
& Technology
Revenue 1
($ in millions)
Strategic
Partner Wins
363
510+
444
2009 2010 2011E

4,058
3,757
3,367
2,968
683
767
736
846
2007 2008 2009 2010
Strategy Enabled by Productivity Growth and Cost Control
Note: 1. Assumes mean Wall St revenue estimate of $1.0 billion for FY ending March 31, 2011; based on 1,488 employees for LSE per 2010 annual report.
Employees (year end)
Net Revenue / Employee ($ in thousands)
Productivity Improvements
Headcount and Net Revenue / Employee
2010 Revenue Per Employee by Exchange
($ in thousands)
1,233
1,169
846
825
673
635
ICE
CME
NYX
DB1
LSE
NDAQ
1

1,844
1,650
160
193
134
Pre-NYX
Euronext Merger
(April 2007)
2008 Investment 2009 Investment 2010 Investment Savings
2008 – 2010
2011 Guidance
Total savings of $624mn:
Euronext merger:
$349mn (vs. $275mn
promised)
AMEX: $140mn (vs.
$100mn promised)
Additional efficiencies:
$135mn
FX(57)
(681)
$624 Million of Savings Since 2007 Have Funded New Investments
Investing in Growth While Pulling Costs Out of the Platform
($ in millions)
Amex and Wombat
acquisitions
Capacity build for
Co-location and
global SFTI
network
NYSE Liffe U.S.
development
NYSE Liffe
Clearing
Mahwah and
Basildon
construction
AEMS
in-sourcing
NYFIX acquisition
EU clearing build
Corporate Board
Member
acquisition

605
612
621
640
645
654
599
613
679
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11
Executing Our Strategy Means Tangible P&L Results…
Notes:1. Net revenues defined as gross revenues less direct transaction costs comprised of Section 31 fees, liquidity payments and routing and clearing fees.
2. Presented on a non-GAAP basis.
Quarterly Net Revenue
1
Development
($ in millions)
Quarterly EPS
2
Development
0.43
0.51
0.53
0.58
0.54
0.46 0.46
0.68
0.64
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11
CAGR: 5.9% CAGR: 25.8%
($)

NYSE Euronext
London Stock Exchange
NASDAQ
ice
CME
TMX

NYSE Euronext

8.9
11.1
9.9
10.2
9.4
17.1
16.7
13.5
13.0
14.2
12.6
12.8
10.8
18.4
17.3
13.0
S&P 500
18
… Expansion of our Multiple
1
…
Notes:1. NTM earnings estimates based on I/B/E/S consensus.
2. Estimates and share price as of March 31, 2009.
3. Estimates and share price as of February 8, 2011 (unaffected date).
NYSE Euronext Price / Earnings Multiple Has Increased 46% from 1Q09
2
to 1Q11
3
46%
%
Change
28% 27% 25% 15% 8% 3% (3%)
1Q09
2
1Q11
3
Source: FactSet

NYSE Euronext
TMX
NASDAQ
London Stock Exchange
ICE
CME

NYSE Euronext
TMX
London Stock Exchange
NASDAQ
ICE
CME

NYSE Euronext
London Stock Exchange
ICE
NASDAQ
CME
TMX

NYSE Euronext

… And Best-in-Class Total Shareholder Returns
Notes:1. Total shareholder return from January 1, 2011 through February 8, 2011 (unaffected date) in local currency.
2. Total shareholder return from February 8, 2010 through February 8, 2011 (unaffected date) in local currency.
3. Total shareholder return from March 31, 2009 through February 8, 2011 (unaffected date) in local currency.
4. Dow Jones Global Exchange Index.
12 Month
Shareholder
Return
2
(%)
1Q11
Shareholder
Return
1
(%)
1Q09 – Current
Shareholder
Return
3
(%)
11 11
9
9
6
5
0
(1)
(6)
49
45
43
30
25
24
22
9
55
101
69
66 66
59
37
32
25
23
S&P 500
DJ
Exchange 4
S&P 500
DJ
Exchange 4
S&P 500
DJ
Exchange 4
Source: FactSet

Deutsche Börse Merger Accelerating Current Strategy

Combination With Deutsche Börse Accelerates Current Strategy
Product suite and footprint highly
complementary
Unites leading venues for risk management
and capital raising
Largest global derivatives platform and
largest capital raising venue
Product innovation and capital savings for
trading clients
Pre-eminent market infrastructure facilitating
24 hour access to trading, information and
settlement
Considerable scope for cost synergies and
incremental revenue opportunities to drive
shareholder value
Opportunity to unlock value at Deutsche Börse
Leading franchises in every segment should
command premium valuation
Robust strategic and financial optionality given
strong balance sheet
Enhanced opportunities and cost savings
for clients
Minimal Presence Some Presence Strong Presence
NYX Current Portfolio
Markets
Corporate
Listings
& Product
Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links

Combination With Deutsche Börse Accelerates Current Strategy
Product suite and footprint highly
complementary
Unites leading venues for risk management
and capital raising
Largest global derivatives platform and
largest capital raising venue
Product innovation and capital savings for
trading clients
Pre-eminent market infrastructure facilitating
24 hour access to trading, information and
settlement
Considerable scope for cost synergies and
incremental revenue opportunities to drive
shareholder value
Opportunity to unlock value at Deutsche Börse
Leading franchises in every segment should
command premium valuation
Robust strategic and financial optionality given
strong balance sheet
Enhanced opportunities and cost savings
for clients
Minimal Presence Some Presence Strong Presence
Post-Merger
Markets
Corporate
Listings
& Product
Creation
Market Data
Clearing
Settlement
and
Custody
State-of-the-
Art Trading
Infrastructure
Global
Client
Base
Powerful
Sell-Side
Customers
Information
Services
Capital
Efficiency
Collateral
Management
Co-Lo
Global
Connectivity
Networks
Partnerships
in New
Markets
Asset Servicing
Risk
Management
Analytics
Index
Business
Services for
Issuer
Community
Infra-
Structure
Services
Global
Exchange
Links

30%
70%
Notes: 1. Based on €/$ exchange rate of 1.33.
2. Pro Forma calculation allocates the NYX Corporate/Eliminations segment operating loss based on the relative revenue contribution of each legacy NYX segment.
Pro Forma NYSE / Deutsche Börse 2010 Net Revenue
U.S.
Non-U.S.
Product Suite and Geographic Footprint Highly Complementary
Geographic Breakdown
Net Revenue
1
: $5.4 billion
Product Breakdown
29%
37%
20%
14%
27%
17%
11%
45%
Cash Trading
& Listings
Derivatives
Settlement &
Custody
Market Data &
Technology
Net Revenue ¹ : $5.4 billion
Cash Trading &
Listings
Derivatives
Market Data &
Technology
Settlement &
Custody
EBITDA
1 2
: $2.6 billion

Note: 1. Source: Futures Industry, Annual Volume Survey 2010. Does not include OTC transactions. ICE included for comparative purposes.
Leading Risk Management and Capital Raising Markets…
Derivatives
2010 Europe Cash Trading Market Share
22% 24%
6%
9%
28%
11% NYX + DB1
Complementary equity index and interest rate derivatives
migrated to common trading and clearing infrastructure
Product innovation
~$3 billion in capital efficiencies for clients
Operational efficiencies for customers
Most diversified derivatives exchange in the world
Potential for new market penetration
Attractive partner for OTC market
Cash and Listings
Largest and only regulated exchange pan-EU trading
platform covering almost 2/3 of Eurozone GDP
Integrated order book and single clearing system reduces
costs and increases liquidity for EU clients
Increased trading opportunities vs. Pan-EU equity
derivatives platform
Continued global leadership in capital raising with
enhanced profile for listed issuers
BATS + Chi-X
BME (Spain)
Other
Nasdaq OMX
LSE + Borsa Italiana
4.8
3.7
3.1
1.6
1.4
1.1
1.1 1.1
0.3
NYX +
DB1
Korea
Ex.
CME NSE BMFB CBOE NDAQ MCEI ICE
2010 Total Volumes – Global Derivatives Exchanges
Ranked by Futures and Options Traded and/or Cleared
1
(in billions)
1 2 3 4 5 6 7 8 13 Rank

743
663
512
444
411
395
299
152
136
NYX / DB1 LSE / TMX FDSA DB1 ORC
25
…Supported by Critical Global Infrastructure
Information Services and Technology Solutions
Leading provider of capital markets infrastructure services
to buy-side and sell-side market participants as well as
major global exchange partners
Complementary combination of content and distribution
DB news, data, analytics, STOXX index services
NYX global SFTI and NYFIX networks
Increased critical mass in data centers; opportunities for
additional service provision
Clearstream Settlement and Custody
Pioneer in global cross-border settlement and custody
Capabilities in more than 100 countries
Average value of assets under custody of $10.9 trillion in
2010
Processed 116.4 million settlement transactions during
2010 – primarily fixed income OTC transactions
Clearstream’s global reach can be levered to facilitate
cross-border trading and capital raising for listed companies
Strategically positioned to offer enhanced OTC services to
buy-side and sell-side clients
Opportunity to deliver even greater collateral efficiency
from combined clearinghouse, building on existing
success of “General Collateral (GC) Pooling” service
Increased buy-side access via NYFIX network
Market Data and Technology Revenue –
2010 ¹
($ in millions)
MSCI NYX CME NDAQ
Note: 1. Figures converted using: €/$ 1.33, €/£ 0.86, €/SEK 9.54, €/C$ 1.33

NYSE Euronext.

DEUTSCHE BÖRSE GROUP

NYSE Euronext.

DEUTSCHE BÖRSE GROUP

NYSE Euronext.

DEUTSCHE BÖRSE GROUP

NYSE Euronext.

DEUTSCHE BÖRSE GROUP

NYSE Euronext.

Strong Combined Earnings and Robust Dividend
First Quarter 2011 Full Year 2011
Stand-Alone Case; Before Synergies Achieved…
Net Income ($ in millions) 2011
4
$673
4
1,196
Combined
$1,869
Dividends Paid ($ in millions) 2011
$316
569
Combined $885
Net Income ($ in millions)
1Q 2011
$177
310
Combined $487
Dividends Paid ($ in millions) 1Q 2011
2
$79
3
142
Combined $221
1
5
5
Notes: 1. Excludes merger expenses and exit costs.
2. NYSE Euronext dividend for 1Q 2011 based on a dividend of $0.30 per share and 261 million basic common shares.
3. Deutsche Börse dividend for 1Q 2011 is illustrative reflecting one quarter of the 2010 annual dividend amount of €2.10 per share converted at a $/€ exchange rate of 1.4571 and
186 million basic common shares.
4. 2011 net income based on 2011 I/B/E/S EPS estimates multiplied by FD share counts. Deutsche Börse figure converted at a $/€ exchange rate of 1.4571.
5. 2011 annual dividend amounts reflect annualized 1Q 2011 dividends. Deutsche Börse annual dividend is illustrative reflecting 2010 annual dividend amount of €2.10 per share.

Integration and Closing Processes Crossing Key Milestones
Integration teams identified and project offices
established
Further validation and quantification of synergies
Increasingly detailed roadmap for synergy
realization
Position mapping and relationship building
ongoing at senior management level
Developing strategy for IT infrastructure and
development
Accelerated timeline of run rate expense
synergies:
Conversations with over 100 policymakers
Meetings with key government, regulatory and
financial constituents in Paris, London,
Brussels, Amsterdam and Lisbon
Initial meeting and filing with DOJ
4 College of Regulators meetings with others
scheduled
Initial meeting with the Committee on Foreign
Investment in the U.S. (CFIUS)
Publicly filed F-4 with SEC on April 6th and 25th
Draft BaFin filings submitted April 12th
and 21st
Draft Competition filing submitted to European
Commission with pre-notification discussions
ongoing – we intend to formally file the EU
notification by mid-June
Integration Planning Regulatory Process
27
Run-Rate of Expense Synergies
Feb. 15 April 22
Year 1 25% 30%
Year 2 50%
65%
Year 3 100%
100%

Total Expense Synergies of € 400 / $583 Million Now Identified
15 February 2011 22 April 2011
One Common Trading and Clearing Infrastructure “CTAC”
(€ 41mn)
Combination of Networks (€ 8mn)
Consolidation of U.S. Data Centres (€ 3mn)
Eliminating overlapping IT function where applicable
Combination of Networks
Global Sourcing and Global Delivery Model
Accelerated Cost avoidance due to NYX stopping its
projects to build two fully owned & operated CCPs (€ 4mn)
Implementation of a Central European Market Operations
Hub for Cash, Derivatives and Clearing (€ 15mn)
Combination of Business Organizations in the U.S. and
Europe i.e., Sales and Product Development
Further refinement of Corporate Functions in accordance
with the new, combined organization (€ 12mn)
Leveraging Global sourcing opportunities: Supplier &
Contract Consolidation (€ 15mn)
Consolidate Real Estate Portfolio (€ 11mn)
Levers for additional cost synergies
€300mn / $437mn €400mn / $583mn
28
Technology
€79mn
Technology
€130mn
Clearing
€67mn
Clearing
€71mn
Market
Operations
€98mn
Market
Operations
€113mn
Corporate
€56mn
Corporate
€86mn
All figures converted at a $/€ exchange rate of 1.4571

Superior Balance Sheet Strength ¹
Superior cash flow generation and strong balance sheet....
...allowing us to maintain the shareholder-friendly distribution policy
Additional flexibility available to invest in internal and external growth and add shareholder value
Debt / EBITDA at YE 2012 1.0 x 1.3 x
Additional flexibility as of year end 2012
(excess cash + incremental leverage)
$1.7bn $2.8bn
Combined 2011 dividends paid by DB1 and NYX $885 million
Potential 2012 dividends at current payout ratio > $1 billion
Debt / EBITDA leverage at closing 1.3 x
Debt / EBITDA leverage one year after closing < 1 x

Note: 1. $/€ at 1.4571, closing on 3/12/2011, dividend 2012 based on estimated 2011 pro forma net income multiplied by payout ratio.

Path to Value Creation¹
Notes: 1. All estimates using I/B/E/S consensus. Figures converted at a $/€ exchange rate of 1.4571.
2. 2011E earnings determined by multiplying 2011E EPS by fully diluted shares outstanding (NYX: 262 million).
3. Includes impact of expense and revenue run-rate synergies of €500 million converted at a $/€ exchange rate of 1.4571 and tax-affected at a rate of 27%.
4. Based on NYX fully diluted shares of 262 million.
Value Drivers Total
NYX Share
@ 40%
Per NYX
Share
4
Earnings Power (in $ millions, except per share amounts) (in $)
2011 NYX Net Income Stand-alone
2
$673
2011 DB1 Net Income Stand-alone
2
1,196
Net income impact of full run-rate synergies
3
532
NewCo’s Combined Net Income 2,401 960 3.67
Equity Trading Value (in $ billions, except per share amounts)
At current multiple (unaffected)  13x 31.2 12.5 $48
14x 33.6 13.4 $51
15x 36.0 14.4 $55
Dividend Potential (in $ millions, except per share amounts)
Based on Current NYX and DB1 payout ~50% 1,200 480 1.83

Illustrative Sensitivity Analysis

In Summary
Strong first quarter results highlight strength of the business and our ongoing transformation
We will continue driving value and executing on our strategy to grow the business, realize efficiencies and build a global capital markets community that generates shareholder value
Proposed combination with Deutsche Börse further accelerates this successful strategy
We will focus on telling our story and explaining the compelling value creation within the NYX / DB1 deal
NYX Shareholder vote: July 7
th

Appendix

First Quarter 2011 Update
Notes: 1. All comparisons vs. 1Q10 unless otherwise stated.
2. Excludes the impact of merger expenses and exit costs.
3. Defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments and routing and clearing fees.
Executing
Our Strategy
Our Results
1
Strong launch of U.S. Treasury / Eurodollar futures on NYSE Liffe U.S.
480K contracts traded in first 9 trading days; Eurodollar share ~2 – 3%
Global leader in IPOs in 1Q11 reflecting increasing momentum in the franchise
NYSE with over 90% market share of proceeds in U.S. market
2 transfers from Nasdaq completed; 2 announced YTD continuing strong
FY2010 trend
HCA largest private equity-backed IPO
Closed APX transaction; creation of NYSE Blue™
Proposed combination with Deutsche Börse on-track to accelerate our growth
Strong year-over-year and sequential growth
Diluted EPS
2
of $0.68 vs. $0.54, up 26%; up 48% vs. 4Q10
$679 million in net revenues
3
, up 5%; up 11% vs. 4Q10
Fixed operating expenses
2
$415 million, down 3%
Operating income
2
of $264 million, up 21%; up 40% vs. 4Q10
EBITDA
2
margin of 49% vs. 44%; operating margin of 39% vs. 34%
Debt-EBITDA at 1.8x, down from 2.2x in 4Q10
Strong European cash ADV (+32%) and U.S. equity options ADV (+19%);
European derivatives (Liffe Connect) up 34% vs. 4Q10
Headcount at 3,028, down 6% year-over-year

1Q11	4Q10[4]	% Δ 1Q11 vs. 4Q10	1Q10	% Δ 1Q11 vs. 1Q10
Total Revenue[1]	$1,148	$1,045	*10%*	$1,083	*6%*
Transaction-based Expenses[2]	$469	$432	*9%*	$438	*7%*
Total Revenues, Less Transaction-based Expenses	$679	$613	*11%*	$645	*5%*
Fixed Operating Expenses[3]	$415	$425	*(2%)*	$427	*(3%)*
Operating Income[3]	$264	$188	*40%*	$218	*21%*
Net Income[3]	$177	$120	*48%*	$140	*26%*
Diluted EPS[3]	$0.68	$0.46	*48%*	$0.54	*26%*
Diluted Share Count (in millions)	262	262		261	
Operating Margin[3]	*39%*	*31%*	*8 ppts*	*34%*	*5 ppts*
EBITDA Margin[3]	*49%*	*44%*	*5 ppts*	*44%*	*5 ppts*

Operating Leverage

NYSE Euronext.

1Q11 Financial Results
Notes: 1. Includes activity assessment fees.
2. Transaction-based expenses include Section 31 fees, liquidity payments, routing and clearing fees.
3. Results exclude the impact of merger expenses and exit costs.
4. Results exclude deferred tax benefit.
($ in millions, except per share data)

F/X Impact by Segment
Select Financial Highlights
F/X Impact by Segment
Notes: 1. Defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments and routing and clearing fees.
2. Results exclude the impact of merger expenses and exit costs.
Net Revenue¹
1Q11 1Q10 Total FX Specific Operational % Operational
Derivatives $236 $224 $12 $3 $9 4%
Cash Trading and Listings $328 $312 $16 ($1) $17 5%
Info Services and Tech Solutions $116 $110 $6 $0 $6 5%
Operating Income²
Derivatives $146 $130 $16 $2 $14 11%
Cash Trading and Listings $125 $106 $19 ($2) $21 20%
Info Services and Tech Solutions $28 $17 $11 $0 $11 65%
$ Variance Attribution
1Q11 1Q10 Total FX Specific Operational % Operational
Net Revenue¹
$679 $645 $34 $2 $32 5%
Operating Expenses²
($415) ($427) $12 ($2) $14 -3%
Operating Income²
$264 $218 $46 $0 $46 21%
$ Variance Attribution
(3%)
($ in millions)

Fixed Operating Expense Reconciliation
Notes: 1. Fixed operating expenses exclude merger expenses and exit costs.
2. Includes the contribution of APX and Corporate Board Member.
Other Operating Expenses¹ 1Q11 vs. 1Q10 1Q11 vs. 4Q10
Current Period ($415) ($415)
Comparable Period ($427) ($425)
(Increase)/Decrease in Fixed Op. Expenses $12 $10
Excluding Impact of:
M&A² 4                      2
FX Impact 2                      2
Total Adjustments $6 $4
Underlying Fixed Expense Savings $18 $14
($ in millions)

1Q11	4Q10	1Q10	% Δ 1Q11 vs. 1Q10
Total Revenue	$307	$242	$298	3%
Net Revenues[1]	$236	$188	$224	5%
Fixed Operating Expenses[2]	$90	$97	$94	(4%)
% of total	*22%*	*23%*	*22%*	
Operating Income[2]	$146	$91	$130	12%
% of total[3]	*49%*	*42%*	*51%*	
Operating Margin[2]	*62%*	*48%*	*58%*	*4 ppts*
EBITDA Margin[2]	*68%*	*57%*	*65%*	*3 ppts*

NYSE Euronext.

Derivatives Segment Highlights
Notes: 1. Net revenues defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments, routing and clearing fees.
2. Excludes the impact of merger expenses and exit costs.
3. Grossed up to exclude impact of Corporate and Eliminations segment.
NYSE Liffe / U.S.
Rebound in Liffe Connect volumes in 1Q11 up 34% vs. 4Q10
Launch of interest rate products on March 21 and 28 in conjunction with NYPC; 480K contracts traded in new products in first nine trading days; averaging 2 – 3% market share in Eurodollars; open interest growing
Breadth of client activity continues to expand with strong pipeline of meaningful market participants
U.S. Options
ADV up 19% YoY and QoQ
Market share of 26% in 1Q11, down from 27% in 1Q10, but up from 25% in 4Q11
Awaiting regulatory approval for NYSE Amex semi-mutualization
($ in millions)

Derivatives Trading Volumes and Revenue Capture
($ in millions, except capture and currency data)
NYSE Liffe
U.S. Options
3,879
3,977
2,984
2,876
3,862
972
2,651
844
861
771
4,851
6,628
3,828
3,737
4,633
0
2,000
4,000
6,000
8,000
1Q10 2Q10 3Q10 4Q10 1Q11
ADV Contracts in thousands
= Bclear
3,713
4,064
3,189
3,715
4,408
0
2,000
4,000
6,000
1Q10 2Q10 3Q10 4Q10 1Q11
ADV Contracts in thousands
Notes: 1. Revenue capture excludes Bclear volumes.
2. Currency neutral results for NYSE Liffe are based on average 1Q11 currency rates for GBP/USD.
Revenue capture may vary slightly from prior periods due to reclassifications based on new segment reporting.
1Q10 2Q10 3Q10 4Q10 1Q11
Total Revenue 210 $    206 $    165 $    160 $   216 $
Liquidity Payments (48)       (45)       (33)       (32)       (45)
Routing and Clearing -       -       -       -       -
Net Revenue 162 $    161 $    132 $    128 $   171 $
Revenue Capture¹
$0.663 $0.643 $0.670 $0.674 $0.692
Net Revenue Currency Neutral²
166 $    173 $    136 $    130 $   171 $
GBP/USD 1.56 $  1.49 $  1.55 $  1.58 $  1.60 $
1Q10 2Q10 3Q10 4Q10 1Q11
Total Revenue 68 $      76 $      57 $      62 $     71 $
Liquidity Payments (24)       (32)       (21)       (20)       (23)
Routing and Clearing (3)         (2)         (2)         (2)        (3)
Net Revenue 41 $      42 $      35 $      40 $     45 $
Revenue Capture $0.181 $0.164 $0.171 $0.168 $0.165

1Q11	4Q10	1Q10	% Δ 1Q11 vs. 1Q10
Total Revenue[1]	$726	$688	$676	7%
Net Revenues[2]	$328	$310	$312	5%
Fixed Operating Expenses[3]	$203	$211	$206	(1%)
% of total	*49%*	*50%*	*48%*	
Operating Income[3]	$125	$99	$106	18%
% of total[4]	*42%*	*45%*	*42%*	
Operating Margin[3]	*38%*	*32%*	*34%*	*4 ppts*
EBITDA Margin[3]	*52%*	*49%*	*48%*	*4 ppts*

NYSE Euronext.

Cash Trading and Listings Segment Highlights
Notes: 1. Includes activity assessment fees.
2. Net revenues defined as total revenues, less transaction-based expenses comprised of Section 31 fees, liquidity payments, routing and clearing fees.
3. Excludes the impact of merger expenses and exit costs.
4. Grossed up to exclude impact of Corporate and Eliminations segment.
European Cash
Strong trading ADV up 32% YoY and 29% QoQ; market share stable at 70%, down from 73% in 1Q10
U.S. Cash
Continued focus on profitability and stability; revenue capture up on pricing change and business mix
Higher levels of internalization continues to impact market
Listings
Continued momentum from new listings: # 1 in global IPOs
Over 90% market share of proceeds on NYSE; 2 companies have transferred, 2 announced YTD, building on 14 from 2010
NYSE listed IPOs from China, Colombia, The Netherlands and South Korea reflecting continued globalization of franchise
($ in millions)

Cash Trading Volumes and Revenue Capture
European Cash
U.S. Cash
1,369
1,722
1,364
1,400
1,803
0
500
1,000
1,500
2,000
1Q10 2Q10 3Q10 4Q10 1Q11
ADV Trades in thousands
2,541
3,214
2,397
2,233
2,309
0
1,000
2,000
3,000
4,000
1Q10 2Q10 3Q10 4Q10 1Q11
ADV Shares in million
Notes: 1. Currency neutral results for European cash are based on average 1Q11 currency rates for EUR/USD.
2. Revenue capture per 100 shares handled.
Revenue capture may vary slightly from prior periods due to reclassifications based on new segment reporting.
1Q10 2Q10 3Q10 4Q10 1Q11
Total Revenue 69 $      71 $      59 $      66 $       77 $
Liquidity Payments -       -       -       -         -
Routing and Clearing -       -       -       -         -
Net Revenue 69 $      71 $      59 $      66 $       77 $
Revenue Capture $0.800 $0.654 $0.655 $0.714 $0.667
Net Revenue Currency Neutral¹
68 $      76 $      63 $      66 $       77 $
EUR/USD 1.38 $  1.27 $  1.29 $  1.36 $    1.37 $
1Q10 2Q10 3Q10 4Q10 1Q11
Total Revenue 351 $    475 $    367 $    349 $      362 $
Liquidity Payments (261)      (369)      (287)      (271)       (277)
Routing and Clearing (40)       (46)       (31)       (32)         (32)
Net Revenue 50 $      60 $      49 $      47 $       53 $
Revenue Capture²
$0.0323 $0.0296 $0.0320 $0.0326 $0.0370
($ in millions, except capture and currency data)

1Q11	4Q10	1Q10	% Δ 1Q11 vs. 1Q10
Total Revenue	$116	$114	$110	*5%*
Fixed Operating Expenses[1]	$88	$86	$93	*(5%)*
% of total	*21%*	*20%*	*22%*	
Operating Income[1]	$28	$28	$17	*65%*
% of total[2]	*9%*	*13%*	*7%*	
Operating Margin[1]	*24%*	*25%*	*15%*	*9 ppts*
EBITDA Margin[1]	*32%*	*32%*	*23%*	*9 ppts*

NYSE Euronext.

Info. Services and Tech. Solutions Highlights
Notes: 1. Excludes the impact of merger expenses and exit costs.
2. Grossed up to exclude impact of Corporate and Eliminations segment.
Highest level of quarterly revenue generation with operating margins of 24%
Successfully launched new Sigma X MTF for Goldman Sachs; hosted and managed by NYSE Technologies from Basildon liquidity hub
Strong SFTI revenue generation both QoQ and YoY
Migration of NYSE Arca to Mahwah data center driving increased co-location in 2Q11
($ in millions)

2011 P&L Considerations
Fixed Operating Expense Guidance
2010 fixed operating base of $1,678 million
2011 fixed operating expenses are expected to be less than $1,650 million on a constant dollar (current rates), constant portfolio basis, including incremental expenses from NYSE Technologies
Revenue Guidance
Information Services and Technology Services FY 2011 segment revenue growth expected to be >15%
Incremental Investments
NYSE Amex (Consolidated)
Sale of 52% of platform to partners awaiting regulatory approval; consolidation dictated by governance / control
Minority interest impact would have been $9 million in 1Q11, with NYSE Amex market share at 13.9%
NYSE Blue (Consolidated from March 1)
Investment in NYSE Blue (includes APX / BlueNext), incremental revenue of $1.8 million per month, currently in modest operating loss position. Focused on environmental / sustainable energy markets
Tax Rate
Tax rate in 2010 lowered from 27.5% to 26.5% due to first phase of rate reductions in U.K.
Currently anticipate tax rate of 26% for 2011
CAPEX
Total CAPEX for 2011 will be less than $200 million, down from approximately $300 million in 2010
FX Sensitivity
Every 1% point change in the Pound Sterling and Euro combined will result in a $6 million change in operating income

Cash & Investment Securities		**$0.4**
Total Debt		**$2.4**
▶ 5.375% €1bn notes due June 2015	$1.5	
▶ 4.8% $750m notes due June 2013	$0.8	
▶ Commercial paper in $ and €	$0.1	
Net Debt		**$2.0**
Total Debt/EBITDA		**1.8x**
Credit Ratings (S&P/Moody's)		**A+/A3**

NYSE Euronext.

Strong Balance Sheet and Liquidity Position
Key
Balance Sheet
Indicators as of
March 31, 2011
Highlights
Debt / EBITDA at 1.8x in 1Q11 down from 2.2x at end of 2010
CapEx in 1Q11 of $36 million
2Q11 cash dividend of $0.30 per share

($ in billions)